UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TransCode Therapeutics, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

6 Liberty Square, #2382

Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02109

City, State and Zip Code

SEC 1344 (01-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TransCode Therapeutics, Inc, (the “Company”) has determined that it will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”) within the prescribed time period for such filing without unreasonable effort or expense. On March 23, 2025, the Company entered into a Placement Agency Agreement (the “Agreement”) with ThinkEquity LLC (the “Placement Agent”), pursuant to which the Company agreed to issue and sell, directly to various investors, in a registered direct offering (the “Registered Direct Offering”), an aggregate of 10,250,000 shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share, (the “Common Stock”) and 10,250,000 Common Warrants (the “Common Warrants”) to purchase 10,250,000 shares of Common Stock, at an aggregate offering price of $0.98 per share of Common Stock and accompanying Common Warrant. The Registered Direct Offering closed on March 25, 2025. The Company will need to make disclosures related to the Registered Direct Offering in the 2024 Form 10-K. The Company requires additional time to complete the procedures relating to its year-end reporting process, including disclosures related to the recent Registered Direct Offering for inclusion in the 2024 Form 10-K. The Company expects to file the 2024 Form 10-K within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas A. Fitzgerald	(857)	837-3099
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registered Direct Offering along with other warrants issued by the Company during the year ended December 31, 2024 had a significant impact on the Company’s financial performance and capitalization, which could result in a significant change in results of operations from the corresponding period for the last fiscal year. Due to the recency of the Registered Direct Offering, additional time (within the extension period) is needed to complete the analysis of and assess the proper accounting treatment for, the securities issued in the aforementioned financings.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements may include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including statements about the timing of the filing of the Annual Report on Form 10-K and statements about the Company’s preliminary financial results for the fiscal year ended December 31, 2024. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of the Company and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations and assumptions relating to the Company’s auditors being able to complete their audit of the Company’s annual financial statements in a timely manner. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by the Company with the Securities and Exchange Commission (the “SEC”) and the Company’s auditors being unable to complete their review of the Company’s annual financial statements in a timely manner and the Company consequently not filing the Annual Report on Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

Any financial results discussed in this document are preliminary and represent the most current information available to the Company’s management as of March 31, 2025, as financial closing procedures for the fiscal year ended December 31, 2024, are not yet complete. These estimates are not a comprehensive statement of the Company’s financial results for the fiscal year ended December 31, 2024, and actual results may differ materially from these estimates as a result of completion of year-end accounting procedures and adjustments, including the execution of the Company’s internal control over financial reporting, completion of the preparation and audit of the Company’s financial statements and the subsequent occurrence or identification of events prior to the filing of the Company’s audited financial statements for the fiscal year ended December 31, 2024, in its Annual Report on Form 10-K. In addition, any such statements regarding the Company’s financial performance are not necessarily indicative of the Company’s financial performance that may be expected for the fiscal quarter ending December 31, 2024, or for any future fiscal period.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain. Actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, and other factors, including without limitation those discussed under Part I, Item 1A. “Risk Factors” contained in the Company’s most recent Annual Report on Form 10-K, and Part II, Item 1A. “Risk Factors” contained in the Company’s subsequent Quarterly Reports on Form 10-Q, as well as any amendments thereto.

The Company’s forward-looking statements contained in this document are based on the beliefs, expectations, and opinions of management as of the date of this document. The Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations, or opinions should change, except as required by law. For the reasons set forth above, investors should not attribute undue certainty to, or place undue reliance on, forward-looking statements.

TransCode Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Thomas A. Fitzgerald
Thomas A. Fitzgerald
Interim Chief Executive Officer and Chief Financial Officer